UNITED STATES

  SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA/A

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended:  June 30, 2022

GK Investment Holdings, LLC
(Exact name of issuer as specified in its charter)

Delaware	47-5223490
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

257 East Main Street, Suite 200 Barrington, Illinois 60010
(Full mailing address of principal executive offices)

(847) 277-9930
(Issuer’s telephone number, including area code)

Explanatory Note

We are filing this amendment (this “Amendment”) to our semi-annual report on Form 1-SA for the period ended June 30, 2022 (the “Original Filing”) to replace in the entirety our financial statements and related notes (collectively, the “financial statements”) for the period ended June 30, 2022.  The financial statements included with the Original Filing were incorrect as a result of scrivener’s error and are entirely replaced by the financial statements included in Item 3 of this Amendment.  Other than the replacement of the financial statements, this Amendment makes no further amendments to the Original Filing.

Item 1.   Management’s Discussion and Analysis of Financial Condition and Results of Operations

Forward Looking Statements

This Semi-Annual Report on Form 1-SA of GK Investment Holdings, LLC, a Delaware limited liability company, contains certain forward-looking statements that are subject to various risks and uncertainties. Forward-looking statements are generally identifiable by use of forward-looking terminology such as “may,” “will,” “should,” “potential,” “intend,” “expect,” “outlook,” “seek,” “anticipate,” “estimate,” “approximately,” “believe,” “could,” “project,” “predict,” or other similar words or expressions. Forward-looking statements are based on certain assumptions, discuss future expectations, describe future plans and strategies, contain financial and operating projections or state other forward-looking information. Our ability to predict results or the actual effect of future events, actions, plans or strategies is inherently uncertain. Although we believe that the expectations reflected in our forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth or anticipated in our forward- looking statements.

When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this report. Readers are cautioned not to place undue reliance on any of these forward-looking statements, which reflect our views as of the date of this report. The matters summarized below and elsewhere in this report could cause our actual results and performance to differ materially from those set forth or anticipated in forward-looking statements. Accordingly, we cannot guarantee future results or performance. Furthermore, except as required by law, we are under no duty to, and we do not intend to, update any of our forward-looking statements after the date of this report, whether as a result of new information, future events or otherwise.

All figures provided herein are approximate.

General

We are focused on acquiring or lending on income producing commercial rental properties for the purpose of holding and operating the acquired properties, and if the need arises, to redevelop the rental properties for an alternative use other than the intended use at the time of acquisition. We expect that most of the acquired assets will be held through wholly owned or majority owned subsidiaries and the assets will be acquired by assuming either existing financing secured by the asset or by borrowing new funds.

We filed an offering statement on Form 1-A, or the Offering Statement, with the United States Securities and Exchange Commission, or the SEC, on December 23, 2015, which offering statement was qualified by the SEC on September 30, 2016. On September 29, 2017 we filed the First Post-Qualification Amendment to the Offering Statement extending the offering termination date to September 30, 2018 and updated certain other information. The Offering Statement was subsequently requalified by the SEC on October 30, 2017. On September 28, 2018 we filed the Second Post-Qualification Amendment to the Offering Statement extending the offering termination date to September 30, 2019 and updated certain other information. The Offering Statement was subsequently requalified by the SEC on October 19, 2018. Pursuant to the Offering Statement and its subsequent amendments, we offered up to a maximum of $50,000,000 of 7% unsecured bonds, or the Bonds. The purchase price per Bond is $1,000, with a minimum purchase amount of $5,000. The Bonds were offered at a 3-5% volume-weighted discount to the public price for purchases of 20 Bonds or greater. On April 30, 2019, we terminated the offering and as of such date of termination, we had sold $33,421,000 of Bonds. As of June 30, 2022 we had $32,902,000 Bonds outstanding.

On September 15, 2022, but effective September 7, 2022, GK Investment Holdings, LLC, a Delaware limited liability company (the “Company”) entered into a Second Supplemental Indenture, dated September 7, 2022 (the “Second Supplemental Indenture”), by and between the Company and UMB Bank, N.A., as trustee (the “Trustee”). The Second Supplemental Indenture amended certain provisions of the Indenture, dated September 30, 2016 (the “Original Indenture”), as supplemented by the First Supplemental Indenture dated October 17, 2016 (the “First Supplemental Indenture” and together with the Original Indenture and Second Supplemental Indenture, the “Indenture”), by and between the Company and the Trustee. The Second Supplemental Indenture by and between the Company and the Trustee created and authorized for issuance under the Indenture 7%/7.5% Series B Senior Unsecured Bonds due September 30, 2025 (the “New Bonds”) which were subsequently issued following an exchange offer in which holders of the Company’s 7% Series A Senior Unsecured Bonds due September 30, 2022 (the “Old Bonds”) were offered New Bonds in exchange for their Old Bonds, on a one-for-one basis, in a transaction exempt from registration under Section 3(a)(9) of the Securities Act of 1933, as amended (“Exchange Offer”). The Second Supplemental Indenture also adjusted the definition of “Equity-Bond Ratio” to include cash and cash equivalents in the calculation of such ratio. The Second Supplemental Indenture required the consent and approval of holders of at least a majority of the outstanding Old Bonds, which consent the Company sought and received concurrently with the solicitation of the Exchange Offer.

Based on real estate market conditions, including rising interest rates and lingering effects of the pandemic regarding the market demand for retail real estate properties, the Company was unable to find a buyer for the real estate assets it held in time to pay back the Old Bonds set to mature on September 30, 2022 (the “Old Bond Maturity Date”). The Company decided it would be prudent to maintain the real estate assets it held and work to increase their value so that they would be more desirable to a potential buyer. Therefore, the Company undertook the aforementioned Exchange Offer. The Exchange Offer commenced on March 30, 2022, and ultimately required the consent and approval of holders of at least 75% of the outstanding Old Bonds. Holders of approximately 80.10% of the outstanding Old Bonds elected to participate in and approve the Exchange Offer and consented to the Second Supplemental Indenture. The Exchange Offer closed on September 15, 2022.

Each exchanging holder of Old Bonds received a number of New Bonds equal to the number of Old Bonds being exchanged, on a one-for-one basis. The Old Bonds exchanged were canceled as of September 15, 2022. The remaining Old Bonds, held by those selecting not to participate in the Exchange Offer, (19.90%), retained their original maturity date—September 30, 2022. All Old Bonds outstanding following the closing of the Exchange Offer were repaid at maturity. The New Bonds have a maturity date of September 30, 2025.

The Company solicited and delivered to the Trustee the written approval of the Second Supplemental Indenture from the holders of a majority in aggregate principal amount of the Bonds outstanding in accordance with Article XI of the Indenture.

The foregoing description of the Second Supplemental Indenture, and 7%/7.5% Series B Senior Unsecured Bonds is a summary and is qualified in its entirety by the terms of the Second Supplemental Indenture, and Form of 7%/7.5% Series B Senior Unsecured Bond, copies of which are incorporated by reference as exhibits to this Form 1-SA.

We are managed by GK Development, Inc. (d/b/a GK Real Estate), or GK Real Estate, a real estate acquisition, development and management company located in Barrington, Illinois, formed in 1994. We benefit from GK Real Estate’s real estate operating and leasing skills, including releasing, redeveloping, renovating, refinancing, repositioning and selling.

Lake Mead Crossing

On November 12, 2015, we acquired, through wholly owned subsidiaries, a commercial rental property located in Henderson, Nevada, known as Lake Mead Crossing, for a total purchase price of $42,065,000, excluding prorations. Upon acquisition, Lake Mead Crossing consisted of multiple buildings aggregating approximately 220,000 square feet of rentable commercial space. Lake Mead Crossing is part of a larger shopping center shadow anchored by a Target consisting of approximately 152,000 square feet. Lake Mead Crossing is owned by two of our subsidiaries, Lake Mead Partners, LLC, or LM Partners, and Lake Mead Development, LLC, or LM Development. Lake Mead Parent, LLC, or LM Parent, which is our wholly-owned subsidiary, is the sole member of LM Partners. Upon acquisition, LM Partners owned a portion of Lake Mead Crossing, consisting of approximately 152,000 square feet of rentable commercial space. Upon acquisition, LM Development, owned the other portion of Lake Mead Crossing consisting of approximately 60,000 square feet of rentable commercial space.

Lake Mead Crossing was purchased with the use of mortgage debt and mezzanine debt. LM Partners received mortgage debt of $30,000,000 from Nevada State Bank of which $29,500,000 was funded on the acquisition of Lake Mead Crossing and the unfunded balance of $500,000 was funded into the tenant improvement reserve, to be used to fund leasing commissions and tenant improvements approved by the lender, and LM Development received mortgage debt of $2,700,000 from Barrington Bank & Trust Co., N.A., or Barrington Bank. In addition to the mortgage financing, LM Partners and LM Development entered into mezzanine loan agreements with GK Development and GK Secured Income IV, LLC or GKSI IV, an affiliate of GK Development. The mezzanine loan agreement with GKSI IV is in the maximum amount of $10,500,000 at 8% interest, or the GKSI IV Loan, allocated between LM Parents and LM Development, of which $0 was outstanding as of June 30, 2020 and 2019. We ultimately repaid an aggregate of $13,360,704 on the GKSI IV Loan, including $9,978,483 in principal, $1,889,486 as a yield maintenance fee relative to the prepayment of the GKSI IV Loan, and $1,492,735 in an elective funding of a shortfall return to GKSI IV’s investors. The mezzanine loan agreement with GK Development is in the maximum amount of $2,608,100, or the GK Development Loan I, allocated between LM Partners and LM Development, all of which was repaid as of June 30, 2019.

After the acquisition of Lake Mead Crossing, our Company, through LM Partners, entered into a Purchase and Sale Agreement with Pacific Dental Services, LLC, or PDCS, a former tenant in Lake Mead Crossing, whereby LM Partners agreed to sell to PDCS the building partially occupied by PDCS, containing approximately 7,790 rentable square feet, for $4,000,000, excluding prorations. The sale closed on March 20, 2017 and resulted in a gain of $1,738,882. $2,700,000 of the sale proceeds was used to reduce the outstanding principal balance on the Nevada State Bank note payable and $980,000 of the sales proceeds was used to reduce the outstanding principal balance on the GK Development Loan I.

We used Bond proceeds to repay the remainder of GK Real Estate Loan I in 2017.

On December 6, 2021, the Company, through LM Development, entered into a Purchase and Sale Agreement, to sell a portion of the LM Development rental property. The disposition closed on December 23, 2021 for a gross sales price of $4,000,000. The primary reason for the disposition was to realize the economic benefit of selling a retail building. The sale resulted in a gain of $2,061,292. $950,000 of the sale proceeds was used to reduce the outstanding principal balance on the Barrington Bank note payable.

On January 21, 2022, the Company, through LM Partners, sold a portion of rental property for $4,215,000, paid closing costs of $327,393 and paid down $3,679,210 to Nevada State Bank. The Company received net proceeds from this sale of $208,396. The company realized a gain on disposition of this portion of the property of approximately $2,328,329.

On February 10, 2022, the Company, through LM Partners additionally sold a portion of rental property for $3,700,000, paid closing costs of $310,325 and paid down $3,000,000 to Nevada State Bank. The Company received net proceeds from this sale of $414,675. The company realized a gain on disposition of this portion of the property of approximately $1,751,075.

On April 6, 2022, the Company, through LM Development contributed a third portion of the rental property with a fair market value of $2,000,000, to an affiliated entity, Lake Mead Self-Storage, LLC for a corresponding equity ownership in Lake Mead Self-Storage valued at $2,000,000. The Company paid no closing costs and did not pay down any debt to Barrington Bank. The Company received net proceeds from this contribution of $0. The company realized a gain on disposition of this portion of the property of approximately $1,223,961.

Concurrently, on April 6, 2022, the Company entered into a promissory note receivable with Lake Mead Self-Storage Note, in favor of Lake Mead Self-Storage, Pursuant to the terms of the unsecured Note2, LM Development initially advanced $254,393 to the borrower for a term of approximately three years and five months, maturing on September 30, 2025. The Borrower can draw up to $1,950,000 in total loan proceeds during the term. The Borrower drew another $1,503,557 for total amount drawn and due to LM Development of $1,757,950 as of June 30, 2022.

On April 21, 2022 the Company, through LM Development, entered into a 3rd Loan Modification Agreement, which extended the maturity to November 12, 2023, with the option to further extend the maturity date to November 12, 2025, upon certain conditions being met. Under the 3rd Loan Modification Agreement, the interest rate was modified to an annual interest rate of SOFR + 2.75%.

As of June 30, 2022, the portion of Lake Mead Crossing owned by LM Partners was 94.2% leased and the portion of Lake Mead Crossing owned by LM Development was 52.8% leased.

On August 15, 2022, the Company, through LM Development, entered into a Purchase and Sale Agreement to sell another portion of the rental property. On September 28, 2022, the Company sold this rental property for $2,500,000, paid closing costs of $200,000, contributed to a post-closing escrow of $250,000, and paid down $400,000 with Barrington Bank. The Company received net proceeds from this sale of approximately $1,650,000. The Company realized a gain on disposition of this portion of the Property of approximately $2,000,000.

On September 28, 2022, the Company through LM Development received $291,022 of the principal balance as a reduction of the note receivable from Lake Mead Self-Storage along with $45,416 of deferred accrued interest, which resulted in an ending balance due to the Company of $1,652,118. Lake Mead Self-Storage then assigned its obligation to the Company to a related party.

LA Fitness Center

On May 31, 2019, our Company formed GK Clearwater LA Fitness LLC, an Illinois limited liability company (“Clearwater LA Fitness”), as a wholly-owned subsidiary for the purpose of acquiring a fee interest in certain real property located in a portion of the Clearwater development in Oak Brook, Illinois (the "LA Fitness Center") through a special purpose entity.

On July 9, 2019, Clearwater LA Fitness acquired the LA Fitness Center in Oakbrook, Illinois for approximately $15,511,026. After pro-rations and closing costs, the acquisition was financed using (i) $6,241,159.32 in cash, and (ii) notes to KeyBank National Association in total principal amount of $9,269,866.35 with the maturity date on July 9, 2022. The note is secured by the property and a limited recourse guaranty of an individual related to the Manager.

On December 21, 2021, the Company paid down $2,285,697 of the principal. New monthly principal payments of $22,733 plus interest are due through the maturity date, at which time all unpaid principal and interest is due. The loan was previously scheduled to mature on July 9, 2022, however, a loan amendment was entered into extending the maturity to October 9, 2023. The interest rate was modified to an annual interest rate of SOFR + 2.50%.

Concurrently, on December 21, 2021, Clearwater L.A. Fitness entered into a promissory note agreement with and affiliated company GK Clearwater Retail LLC in the original amount of $2,285,697. The loan bears interest at 9.00%. The note is interest only through maturity of the loan on December 21, 2022.

On April 29, 2022, the Company, through Clearwater, entered into an amended loan agreement with KeyBank, extending the maturity of the loan to October 9, 2023. The interest rate was modified to an annual interest rate of SOFR + 2.25%.

As of June 30, 2022, LA Fitness Center was 100% leased to its single tenant, L.A. Fitness International, LLC.

On September 14, 2022, the Company, through Clearwater L. A. Fitness, entered into an amended loan agreement with GK Clearwater Retail, LLC extending the maturity of the loan to December 31 ,2023.

Ridgmar Loan

The Company has entered into a senior secured participatory mortgage loan (the "Ridgmar Loan") effective July 30, 2021, in favor of GK Preferred Income II (Ridgmar), LLC ("GKPI II") and 1551 Kingsbury Partners SPE, LLC ("Kingsbury" and, together with GKPI II, the "Ridgmar Borrowers"). The Company and the Ridgmar Borrowers are affiliates of one another, and the Ridgmar Loan is a related party transaction. GK Development, Inc. ("GK Real Estate") is the manager of the Company and the Borrowers. The Manager is the sole director and shareholder of GK Real Estate and effectively manages the Company and the Borrowers. The Manager has a direct and material interest in the transaction described above.

Pursuant to the terms of the Ridgmar Loan, the Company initially advanced $3,700,000 to the Ridgmar Borrowers for a term of three (3) months, originally maturing on October 31, 2021. The Ridgmar Loan is collateralized by a senior security interest on the rental property, Ridgmar Mall. On October 15, 2021, the Company was repaid $200,000 from the Ridgmar Borrowers and simultaneously extended the maturity of the Note until November 30, 2021. On December 1, 2021, the Company was repaid $2,500,000 from the Ridgmar Borrowers decreasing the balance of the Note to $1,000,000 and extended the maturity of the Note until December 31, 2021. The note bore interest at 20% per annum, payable 12% monthly and 8% deferred and due upon maturity of the note.

On January 1, 2022, the Company increased the outstanding principal balance of Note1 by $100,000 and further extended the maturity of the Note until September 30, 2022. The interest rate was reduced to 8% per annum, with principal being repaid based on a 25-year amortization rate. The Company received $6,020 in principal reduction payments from the Borrowers during the six months ended June 30, 2022.

Interest income for the six months ended June 30, 2022 is $44,128, which includes $7,293 of interest receivable as of June 30, 2022. The total interest receivable as of June 30, 2022 is $114,049 and is comprised of $7,293 of current interest and $106,756 of deferred interest that was earned but unpaid in 2021.

On September 28, 2022, the Borrowers paid $390,610 of the principal balance of the Note along with $106,756 of deferred interest and simultaneously extended the maturity of the Note until December 31, 2023.

In the case of any event of default under the Loan, the Company will be entitled to an additional five percent (5%) interest on the Loan until such event of default is cured. The Loan is secured by a first priority lien on the Borrowers’ commercial property, the Ridgmar regional mall (“Ridgmar Mall”) located in Ft. Worth, Texas.

Lake Mead Self-Storage Loan

The Lake Mead Self-Storage Note (the “Note2”) was entered into effective April 6, 2022, in favor of Lake Mead Self-Storage, ( the “Borrower”). Pursuant to the terms of the unsecured Note, the Company initially advanced $254,393 to the Borrower for a term of approximately three years and five months, maturing on September 30, 2025. The Borrower can draw up to $1,950,000 in total loan proceeds during the term. The Borrower drew another $1,503,557 for total amount drawn and due to the Company of $1,757,950 as of June 30, 2022.

The Note bore interest at 8% per annum, payable as 8% deferred and due upon a prepayment of principal or at maturity of the Note. Interest income for the six months ended June 30, 2022 is $22,848, all of which is included as interest receivable as of June 30, 2022.

On September 28, 2022, the Company received $291,022 of the principal balance as a reduction of the Note along with $45,416 of deferred accrued interest, which resulted in an ending balance due to the Company of $1,652,118. Lake Mead Self-Storage then assigned its obligation to the Company to a related party.

In the case of any event of default under the Loan, the Company will be entitled to an additional five percent (5%) interest on the Loan until such event of default is cured.

Financial Summary

For the six months ended June 30, 2022, our total revenues from operations amounted to $2,144,894. Operating costs for the same period, including depreciation and amortization of $875,875 but excluding interest expense of $2,334,831, amounted to $1,586,268. This resulted in operating income of $558,626. Net income for the six-month period amounted to $4,029,596 after taking into account the gain on sale of property of $5,396,983 and deduction interest expense of $2,334,831.

Comparatively, forthe six months ended June 30, 2021, our total revenues from operations amounted to $2,761,875. Operating costs for the same period, including depreciation and amortization of $1,037,474 but excluding interest expense of $2,403,042, amounted to $1,779,232. This resulted in operating income of $982,643. Net loss for the six-month period amounted to $1,296,807 after taking into account interest expense of $2,403,042.

Operating Results

We operate on a calendar year. Set forth below is a discussion of our operating results for the first half of 2022, from January 1, 2022 to June 30, 2022.

As of June 30, 2022, we had the following four assets, (i) a commercial rental property located in Henderson, Nevada, known as Lake Mead Crossing, which consists of multiple buildings aggregating approximately 213,500 sq. ft. of rentable commercial space, (ii) a commercial rental property located in Oakbrook, Illinois, consisting of approximately 49,600 sq. ft. of rentable commercial space, (iii) the Ridgmar Note1 and (iv) the Lake Mead Self-Storage Note2.

We are working diligently to identify assets in our target asset class and to acquire such assets in the timeframe that is customary in the real estate industry.

Liquidity and Capital Resources

As of June 30, 2022, we had cash on hand of $4,369,680 and restricted cash (funded reserves) of $710,074. The funded reserves are comprised of (i) tenant improvement reserves of $26,475, which is required as a condition precedent of the mortgage loans payable, and (ii) bond cash coverage reserve of $683,599 held at UMB Bank, as trustee of the Old Bonds, as a condition precedent of the current Bond Indenture agreement.

In our offering of a maximum of $50,000,000 of Bonds, purchase price per Bond was $1,000. We had $32,902,000 of the Old Bonds outstanding as of June 30, 2022. The Old Bonds, which bore interest at a fixed rate of 7% per annum, matured on September 30, 2022. We repaid $6,680,450 of the Old Bonds at maturity. The remainder were exchanged in accordance with the Exchange Offer described above. As of the date of this report, we have $26,221,550 of our New Bonds outstanding..

Our short- and long-term liquidity requirements primarily consist of operating expenses, capital expenditures and the repayment of debt. The New Bonds do not mature until September 30, 2025. We expect to meet our liquidity requirements through net cash provided by operations and reserves established from existing cash.

Trend Information

As a result of the global outbreak of a new strain of coronavirus, COVID-19, economic uncertainties have arisen that continue to have an adverse impact on economic and market conditions. Government responses to the global pandemic adversely affected retail real estate in the United States. The impact of the outbreak continues to evolve, with new variants and potential government responses presenting material uncertainty and risk with respect to our future financial results. Further disruptions in the retail real estate markets, including with respect to leasing, financing, refinancing and disposing of such properties may have material adverse effects on our performance and ultimately our ability to repay the New Bonds.

The recent rise in interest rates, resulting at least in part from measures taken to combat inflation, has adversely affected our ability to dispose of our retail real properties, and may continue to do so in the future. It is currently expected that interest rates will continue to increase in the near term.

Item 2. Other Information

None.

Item 3.    Financial Statements

GK Investment Holdings, LLC

(a Delaware limited liability company)

Consolidated Financial Statements

June 30, 2022

GK Investment Holdings, LLC

Table of Contents

June 30, 2022

GK Investment Holdings, LLC

Consolidated Balance Sheets

June 30, 2022 and December 31, 2021

	(Unaudited)
	June 30,	December 31,
	2022	2021
ASSETS
Rental properties	$49,798,771	$50,744,248
Less: Accumulated depreciation	6,429,517	5,849,403
	43,369,254	44,894,845

Assets held for sale	-	3,082,025
Cash	4,369,680	5,787,280
Accounts receivable - tenants, net	452,246	501,807
Accrued interest receivable	177,616	152,089
Deferred rent receivable	119,586	202,029
Deferred leasing costs - net	424,057	457,707
Lease intangibles - net	1,208,232	1,451,536
Restricted cash - funded reserves	710,074	694,189
Note receivable	2,851,930	1,000,000
Investment in real estate	2,000,000	-
Other assets	70,012	55,468

Total assets	$55,752,687	$58,278,975

LIABILITIES AND MEMBER'S DEFICIT

LIABILITIES
Notes payable - net	$26,988,434	$27,292,175
Bonds payable - net	32,503,494	31,996,535
Liabilities associated with assets held for sale	-	6,641,327
Lease intangibles - net	648,386	713,400
Accrued interest payable	233,192	173,814
Other accrued liabilities	173,998	157,340
Other liabilities	118,062	246,859

Total liabilities	60,665,566	67,221,450

Member's Deficit
Member's Deficit	(4,912,879)	(8,942,475)

Total liabilities and member's deficit	$55,752,687	$58,278,975

See Notes to Consolidated Financial Statements

GK Investment Holdings, LLC

Consolidated Statements of Operations (Unaudited)

Six Months Ended June 30, 2022 and 2021

	(Unaudited)	(Unaudited)
	Six Months	Six Months
	Ended June 30,	Ended June 30,
	2022	2021
Revenues	$2,144,894	$2,761,875

Operating Expenses
Operating expenses	274,382	376,307
Insurance	73,791	78,165
Management fees	91,818	97,596
Professional fees	88,929	70,958
Real estate taxes	181,473	118,732
Depreciation and amortization	875,875	1,037,474
	1,586,268	1,779,232

Operating Income	558,626	982,643

Other Income and (Expense)
Interest expense	(2,334,831)	(2,403,042)
Gain on Disposal of Property	5,396,983	42,633
Interest Income	107,696	-
Miscellaneous income	301,122	80,959
	3,470,970	(2,279,450)

Consolidated Net Loss	$4,029,596	$(1,296,807)

See Notes to Consolidated Financial Statements

GK Investment Holdings, LLC

Consolidated Statements of Member's (Deficit)

Six Months Ended June 30, 2022 and for the Year Ended December 31, 2021

	(Unaudited)
	June 30,	December 31,
	2022	2021
Balance - Beginning of Period	$(8,942,475)	$(8,192,907)

Consolidated Net Loss	4,029,596	(749,568)

Balance - End of Period	$(4,912,879)	$(8,942,475)

See Notes to Consolidated Financial Statements

GK Investment Holdings, LLC

Consolidated Statements of Cash Flows (Unaudited)

Six Months Ended June 30, 2021 and 2020

	(Unaudited)	(Unaudited)
	Six Months	Six Months
	Ended June 30,	Ended June 30,
	2022	2021
Cash Flows from Operating Activities

Consolidated Net Loss	$4,029,596	$(1,296,807)
Adjustments to reconcile consolidated net loss to net cash flows from operating activities:
Depreciation and amortization	875,875	1,037,474
Amortization of above-market leases	51,370	44,670
Accretion of below-market leases	(65,014)	(194,732)
Deferred rent receivable (straight-line rent adjustment)	82,443	(49,360)
Amortization of debt issuance costs	94,128	119,325
Amortization of bond issuance costs and bond discount	506,958	506,959
Gain on Disposal of Property	(5,396,984)	(42,633)
Changes in:
Accounts receivable - tenants	49,561	75,400
Accrued interest receivable	(25,527)	-
Other assets	(14,544)	(40,535)
Accrued interest payable	59,378	(12,883)
Other accrued liabilities	16,658	(324,956)
Other liabilities	(128,797)	(44,133)

Net cash flows from (used in) operating activities	135,101	(222,211)

Cash Flows from Investing Activities
Additions to rental properties	-	(51,052)
Dispositions of rental properties	154,326	-
Proceeds from sale of property - net	9,292,933	-
Payments of deferred leasing commissions	(53,810)	-
Increases in investments in real estate	(2,000,000)	-
Payments of deferred leasing commissions	-	(68,972)

Net cash flows from (used in) investing activities	7,393,449	(120,024)

See Notes to Consolidated Financial Statements

GK Investment Holdings, LLC

Consolidated Statements of Cash Flows (Unaudited)

Six Months Ended June 30, 2021 and 2020

	(Continued)	(Continued)
	(Unaudited)	(Unaudited)
	Six Months	Six Months
	Ended June 30,	Ended June 30,
	2022	2021
Cash Flows from Financing Activities
Issuance of note receivable	$(1,857,950)	$-
Repayments from notes receivables	6,020	-
Proceeds from notes payable	-	1,000,000
Payments of notes payable	(7,056,465)	(722,692)
Payments of debt issuance costs	(21,870)	(68,810)

Net cash flows from (used in) financing activities	(8,930,265)	208,498

Net Increase (Decrease) in Cash and restricted cash	(1,401,715)	(133,737)

Cash and restricted cash - Beginning of period	6,481,469	5,524,580

Cash and restricted cash - End of period	$5,079,754	$5,390,843

Supplemental Disclosure of Cash Flow Information
Cash paid for interest	$1,674,365	$1,691,656

Classification of Cash and Restricted Cash
Cash	$4,369,680	$4,655,010
Restricted cash - funded reserves	710,074	735,833
Total Cash and restricted cash	$5,079,754	$5,390,843

See Notes to Consolidated Financial Statements

GK Investment Holdings, LLC

Note 1 - Organization and Summary of Significant Accounting Policies

Description of Business - On September 14, 2015, GK Investment Holdings, LLC (“GKIH” and/or the “Company”), a Delaware limited liability company was formed with the intent to acquire and lend on existing income producing commercial rental properties for the purpose of financing, holding and operating such properties, and if the need arises, to redevelop the rental properties for an alternative use other than intended when originally acquired. However, GKIH is permitted to transact in any lawful business in addition to that stated above. GKIH anticipates funding acquisitions in part, by offering to investors the opportunity to purchase up to a maximum of $50,000,000 of Bonds of which $32,902,000 were sold and outstanding as of June 30, 2022 and December 31, 2021, respectively (Note 7). The Bonds are unsecured indebtedness of GKIH.

The Company has two classes of units, Class A Units and Class B Units. Fourteen individuals, or the Class A Members, hold all the Class A Units. Four entities, or the Class B Members, hold all the Class B Units. Currently, Class A Units and Class B Units each constitute 50% of the outstanding membership units and voting power, respectively, each a Membership Interest. The members of GKIH have limited liability. Pursuant to the terms of the Limited Liability Company Operating Agreement (the “Agreement”), the Company will exist in perpetuity unless terminated as defined in the Agreement. The Company is managed by GK Development, Inc. (the “Manager” and “Sponsor of the bonds”), an affiliate of one of the members of GKIH.

On October 22, 2015, Lake Mead Parent, LLC (“LM Parent”) and Lake Mead Development, LLC (“LM Development”), both Delaware limited liability companies were formed and on October 22, 2015, Lake Mead Partners, LLC (“LM Partners”), a Delaware limited liability company was formed and 100% of LM Partners is owned by LM Parent. On October 21, 2016, 2700 Ygnacio Partners, LLC (“Ygnacio”), a Delaware limited liability company was formed. On May 31, 2019, GK Clearwater LA Fitness, LLC (“Clearwater”), an Illinois limited liability company was formed. LM Parent, LM Development, Ygnacio and Clearwater are 100% owned by GKIH.

The Company’s wholly owned subsidiaries as of June 30, 2022, are as follows:

LM Parent – 100% owned by GKIH; owns 100% of LM Partners;

LM Development – 100% owned by GKIH;

Ygnacio – 100% owned by GKIH;

Clearwater – 100% owned by GKIH

LM Partners and LM Development were formed to acquire, own, and operate a retail power center known as Lake Mead Crossing, located in Henderson, Nevada ("Lake Mead Crossings"). Lake Mead Crossings was purchased on November 12, 2015. Prior to the purchase of Lake Mead Crossings, GKIH had no activity. On December 23, 2021, the Company sold a portion of the LM Development rental property. On January 21, 2022, the Company sold a portion of the LM Partners rental property. On February 10, 2022, the Company sold a second portion of LM Partners rental property.

GK Investment Holdings, LLC

Note 1 - Organization and Summary of Significant Accounting Policies (continued)

On April 13, 2022, the Company sold a land portion of the LM Development rental property to a related party Lake Mead Self Storage.

Ygnacio was formed to acquire a three-story Class A office building located at the corner of North Via Monte and Ygnacio Road in Walnut Creek, California. Ygnacio was purchased on January 30, 2017 (and subsequently sold July 24, 2020).

Clearwater was formed to acquire a two-story retail building located in Oak Brook, Illinois. Clearwater was purchased on July 9, 2019.

Collectively, the real estate owned by these entities are referred to as the “Rental Properties”.

The Company has also entered into a note receivable agreement (the “Note”) effective July 30, 2021, in favor of GK Preferred Income II (Ridgmar), LLC (“GKPI II”) and 1551 Kingsbury Partners SPE, LLC (“Kingsbury” and, together with GKPI II, the “Borrowers”). Pursuant to the terms of the Note, the Company initially advanced $3,700,000 to the Borrowers for a term of three (3) months, maturing on October 31, 2021. The Note is collateralized by a senior secured participatory mortgage loan on the rental property, Ridgmar Mall. On October 15, 2021, the Borrowers paid $200,000 of the principal balance of the Note and simultaneously extended the maturity of the Note until November 30, 2021. On December 1, 2021, the Borrowers paid $2,500,000 of the principal balance leaving a remaining unpaid principal of $1,000,000 and extended the maturity of the Note until December 31, 2021. On January 1, 2022, the Company increased the outstanding principal balance of the Note by $100,000 and further extended the maturity of the Note until September 30, 2022.

Allocation of Profits and Losses- Profits or losses from operations of the Company are allocated to the members of GKIH in their ownership percentages. Gains and losses from the sale, exchange, or other disposition of Company property are allocated to the members of GKIH in their ownership percentages.

Principles of Consolidation- The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant material intercompany accounts and transactions have been eliminated in the consolidation.

Basis of Accounting- The Company maintains its accounting records and prepares its consolidated financial statements on an accrual basis, which is in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Classification of Assets and Liabilities- The financial affairs of the Company generally do not involve a business cycle since the realization of assets and the liquidation of liabilities are usually dependent on the Company’s circumstances. Accordingly, the classification of current assets and current liabilities is not considered appropriate and has been omitted from the consolidated balance sheets.

GK Investment Holdings, LLC

Note 1 - Organization and Summary of Significant Accounting Policies (continued)

Estimates- The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments Our financial instruments consist of cash, funded reserves, short-term trade receivables, notes payable and bonds payable. The carrying values of cash, funded reserves, and short-term receivables approximate their fair value due to their short-term maturities. The carrying value of the notes payable and bonds payable approximates their fair value based on interest rates currently obtainable.

Going Concern Considerations: Upcoming Obligations – Management believes the accompanying consolidated financial statements have been prepared in conformity with U.S. GAAP, which contemplate continuation of the Company as a going concern.

The Company had bonds payable obligations totaling $32,902,000 that were set to mature on September 30, 2022. On September 15, 2022, the Company entered into an Exchange Offer and Consent (“Exchange”) solicitation and vote with the current bond holders in order to extend the maturity date of the Bonds. The Company needed a participation rate of at least 75% and achieved 80% participation in Exchange offering. The Company will issue a new bond series dated October 1, 2022 at an interest rate of 7.5% to those participating in the Exchange. The new bonds will have a maturity date of September 30, 2025.

The remaining 20% of bond holders who did not participate were redeemed on September 30, 2022. The proceeds for the redemption were generated from available cash flow from i) the principal reduction and accrued interest payment of the Ridgmar note, and ii) available cash flow from the rental properties.

Management is also in the process of liquidating the remaining rental property in order to redeem, a portion or all, of the new bonds prior to the new maturity on September 30, 2025.

Cash and Restricted Cash- The Company maintains cash and restricted cash balances in federally insured financial institutions that, from time to time, exceed the Federal Deposit Insurance Corporation (“FDIC”) limits. The Company believes that they are not exposed to any significant credit risk on its cash and restricted cash. Restricted cash consists of tenant improvement/lease commission reserves and bond service reserves. As of June 30, 2022 and December 31, 2021, the Company had cash balances that exceeded the FDIC limits by an aggregate of $3,880,049 and $5,241,572, respectively.

GK Investment Holdings, LLC

Note 1 - Organization and Summary of Significant Accounting Policies (continued)

Restricted Cash – Funded Reserves – Funded reserves consist of (a) funds required to be maintained under the terms of the various loan agreements, which reserves have been pledged as additional collateral for those loans requiring funds to be reserved and (b) bond service reserve to be maintained under the bond indenture agreement at the bond trustee’s financial institution.

Revenues from Rental Properties - Revenues from rental properties are comprised of minimum base rent, percentage rent, lease termination fee income, amortization of above-market and below-market rent adjustments and straight-line rent adjustments. These leases may contain extension and termination options that are predominately at the discretion of the tenant, provided certain conditions are satisfied.

•	Base rental revenues from rental properties are recognized on a straight-line basis over the terms of the related leases.
•	Certain of these leases also provide for percentage rents based upon the level of sales achieved by the lessee. We recognize this variable lease consideration only when each tenant’s sales exceed the applicable sales threshold.
•	We amortize any tenant inducements as a reduction of revenue utilizing the straight-line method over the term of the related lease or occupancy term of the tenant, if shorter.
•	Rental income may also include payments received in connection with lease termination agreements. Lease termination fee income is recognized when the lessee provides consideration in order to terminate a lease agreement in place.
•	Upon acquisition of real estate operating properties, the Company estimates the fair value of identified intangible assets and liabilities (including above-market and below-market leases, where applicable). The capitalized above-market or below-market intangible is amortized or accreted to rental income over the estimated remaining term of the respective leases.

Rental income is recorded for the period of occupancy using the effective monthly rent, which is the average monthly rental during the term of the lease. Accordingly, rental income is recognized ratably over the term of the respective leases, inclusive of leases which provide for scheduled rent increases and rental concessions. The difference between rental revenue earned on a straight-line basis and the cash rent due under the provisions of the lease agreements is recorded as deferred rent receivable on the accompanying consolidated balance sheets. Rents received in advance are deferred until they become due and are recorded as prepaid rent in the accompanying consolidated balance sheets.

GK Investment Holdings, LLC

Note 1 - Organization and Summary of Significant Accounting Policies (continued)

Additionally, during the term of their respective leases, tenants pay either (i) their pro rata share of real estate taxes, insurance, and other operating expenses (as defined in the underlying lease agreement), or (ii) a fixed rate for recoveries. For most of our leases, we receive a fixed payment from the tenant for these reimbursed expenses, which is recognized as revenue on a straight-line basis over the term of the lease. We accrue reimbursements from tenants for recoverable portions of all of these expenses as variable lease consideration in the period the applicable expenditures are incurred. We recognize differences between estimated recoveries and the final billed amounts in the subsequent year. These differences were not material in any period presented.

Accounts Receivable Tenants and Allowance for Doubtful Accounts – Tenant receivables are comprised of billed, but uncollected amounts due for monthly rent and other charges required pursuant to existing rental lease agreements. The Company determines an allowance for the uncollectible portion of accrued rents and accounts receivable based upon customer creditworthiness in addition to whether customer balances are expected to be collected. At June 30, 2022 and December 31, 2021, there has been $0 and $522,317, respectively, reserved for as an allowance for doubtful accounts. There was bad debt expense in the amount of $0 and $508,959 recorded for the period ended June 30, 2022 and the year ended December 31, 2021, respectively.

Rental Properties- Acquisitions of rental properties are generally accounted for as acquisitions of a group of assets, with acquisition costs incurred including title, legal, accounting, brokerage commissions and other related costs, being capitalized as part of the cost of the assets acquired, instead of accounted for separately as expenses in the period they are incurred. Land, building, and other depreciable assets are recorded at cost unless obtained in a business combination. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets.

The cost of major additions and betterments are capitalized and repairs and maintenance which do not improve or extend the life of the respective assets are charged to operations as incurred. When property is retired or otherwise disposed of, the cost and accumulated depreciation are removed from the accounts and any resulting gains or losses are reflected in operations for the period.

GK Investment Holdings, LLC

Note 1 - Organization and Summary of Significant Accounting Policies (continued)

Upon the acquisition of rental properties, the purchase price is allocated to the acquired tangible assets (consisting of land, buildings, and improvements) and acquired intangible assets and liabilities (consisting of above-market and below-market leases, leasing commissions and acquired in-place leases). The amount allocated to tangible assets is determined using the income approach methodology of valuation, which amount is then allocated to land, buildings and improvements based on management’s determination of the relative fair values of the assets, relying in part, upon independent third-party valuation reports. In determining the amount allocated to intangible assets and liabilities, factors are considered by management, which includes an estimate of carrying costs during the expected lease-up periods and estimates of loss rental revenue during the expected lease-up periods based on current market demand. Management also estimates the costs to execute similar leases, including leasing commissions, tenant improvements, legal and other related costs. Transaction costs associated with asset acquisitions are capitalized and included in the purchase price.

Assets Held for Sale – The Company may decide to sell properties that are held for use. The Company records these properties as held for sale when management has committed to a plan to sell the assets, actively seeks a buyer for the assets, and the consummation of the sale is considered probable and is expected within one year. Properties classified as held for sale are reported at the lower of their carrying value or their fair value, less estimated costs to sell. If the carrying value exceeds the fair value, less estimated costs to sell, an impaired charge is recognized. The Company utilized a third-party valuation service to determine the fair value of properties classified as held for sale. The valuation service provider determined fair value based on the three-level valuation hierarchy for fair value measurement. Level 1 inputs are quoted prices in active markets for identical assets or liabilities. Level 2 inputs are quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets in markets that are not active; and inputs other than quoted prices. Level 3 inputs are unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Based on the results of the valuations the Company determined that no impairment charges should be recorded for the years ended June 30, 2022 or 2021.

Lease Intangible Assets and Liabilities - Upon the acquisition of the Properties, the Company recorded above and below-market leases based on the present value (using an interest rate which reflected the risks associated with the leases acquired) of the difference between (a) the contractual amounts to be paid pursuant to the in-place leases and (b) the Company estimates of fair market lease rates for the corresponding in-place leases measured over a period equal to the remaining non-cancelable term of the lease. Management’s determination of the relative fair values of the leases, relied in part, upon independent third-party valuation reports. These assets and liabilities are being amortized or accreted on a straight-line basis over the remaining life of the respective tenant leases and the amortization or accretion is being recorded as an adjustment to rental income, on the accompanying consolidated statements of operations.

GK Investment Holdings, LLC

Note 1 - Organization and Summary of Significant Accounting Policies (continued)

Upon the acquisition of the Rental Properties, the Company estimated the value of acquired leasing commissions as the costs the Company would have incurred to lease the Rental Properties to its occupancy level at the date each Rental Property was acquired. Such estimate, which is included in lease intangibles on the accompanying consolidated balance sheets, includes the fair value of leasing commissions, legal costs and other third-party costs that would be incurred to lease the Rental Properties to the level at the date of the acquisition. Such costs are being amortized on a straight-line basis over the remaining life of the respective tenant leases and the amortization is being recorded in depreciation and amortization expense on the accompanying consolidated statements of operations.

Additionally, the Company estimated the value of acquired in-place lease costs as the costs the Company would have incurred to lease the Rental Properties to its occupancy level at the date of acquisition by evaluating the period over which such occupancy level would be achieved and included an estimate of the net operating costs incurred during lease up. In-place lease costs, which are included in lease intangibles on the accompanying consolidated balance sheets, are being amortized on a straight-line basis over the remaining life of the respective tenant leases and the amortization is being recorded in depreciation and amortization expense on the accompanying consolidated statements of operations.

Impairment of Assets - The Company reviews the recoverability of long-lived assets including buildings, equipment, and other intangible assets, when events or changes in circumstances occur that indicate that the carrying value of the asset may not be recoverable. The assessment of possible impairment is based on the ability to recover the carrying value of the asset from the expected future pretax cash flows (undiscounted and without interest charges) of the related operations. If these cash flows are less than the carrying value of such assets, an impairment loss is recognized for the difference between the estimated fair value and the carrying value. The measurement of impairment requires management to make estimates of these cash flows related to long lived assets, as well as other fair value determinations. The Company does not believe that there are any events or circumstances indicating impairment of its investments in the rental properties and related long lived assets as of June 30, 2022 and December 31, 2021.

Debt Issuance Costs and Debt Discounts – Debt issuance costs represent fees and other third-party costs associated with obtaining financing for the Rental Properties. These costs are amortized on a straight-line basis, which approximates the effective interest method, over the term of the respective agreements. Debt issuance costs are presented on the consolidated balance sheets as a direct reduction from the carrying amount of the notes payable. Unamortized costs are expensed when the associated notes payable are refinanced or repaid before maturity. Amortization expense is included in interest expense on the accompanying consolidated statements of operations.

GK Investment Holdings, LLC

Note 1 - Organization and Summary of Significant Accounting Policies (continued)

Bond Issuance Costs and Bond Discounts – Bond issuance costs represent underwriting compensation and offering costs and expenses associated with selling the bonds. Bond discounts are a volume-weighted discount (three to five percent) dependent on how many bonds are purchased. Both of these costs are amortized on a straight-line basis, which approximates the effective interest method, over the term of the bonds. Bond issuance and bond discount costs are presented on the consolidated balance sheets as a direct reduction from the carrying amount of the bond liability. Unamortized bond issue and bond discount costs will be expensed if the bonds are repaid before maturity (September 30, 2022). Amortization expense is included in interest expense on the accompanying consolidated statements of operations.

Deferred Leasing Costs – Deferred leasing costs represent leasing commissions, legal fees and other third-party costs associated with obtaining tenants for the rental properties. These costs are amortized on a straight-line basis over the terms of the respective leases. Amortization expense is included in depreciation and amortization expense on the accompanying consolidated statements of operations.

Income Taxes The Company’s wholly owned subsidiaries are treated as disregarded entities and are treated as a component of GKIH for federal income tax reporting purposes. GKIH is treated as a partnership for federal income tax purposes and consequently, federal income taxes are not payable or provided for by the Company. Members of GKIH are taxed individually on their pro-rata ownership share of the Company’s earnings.

U.S. GAAP basis of accounting requires management to evaluate tax positions taken by the Company and to disclose a tax liability (or asset) if the Company has taken uncertain positions that more than likely than not, would not be sustained upon examination by the Internal Revenue Service or other tax authorities. Management has analyzed the tax positions taken by the Company and has concluded that as of June 30, 2022 and December 31, 2021, there were no uncertain tax positions taken or expected to be taken that would require disclosure in the consolidated financial statements.

Reporting Standards and Disclosure Requirements – The Company has adopted reporting standards and disclosure requirements as a “smaller reporting company” as defined in Rule 405 of the Securities Act, Rule 12b-2 of the Securities Exchange Act of 1934 and item 10(f) of Regulation S-K, as amended. These rules provide scaled disclosure accommodations, the purpose of which is to provide general regulatory relief to qualifying entities.

For each of the accounting pronouncements that affect the Company, the Company has elected or plans to elect to follow the rule that allows companies engaging in an initial Regulation A offering to follow private company implementation dates.

GK Investment Holdings, LLC

Note 1 - Organization and Summary of Significant Accounting Policies (continued)

In June 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2016-13, Financial Instruments – Credit Losses (Topic 326) and subsequently related amendments (ASU 2018-19, ASU 2019-04, ASU 2019-05, ASU 2019-10 and ASU 2019-11). This guidance replaces the existing incurred loss impairment guidance and establishes a single allowance framework for financial assets carried at amortized cost based on expected credit losses. The estimate of expected credit losses requires the incorporation of historic information, current conditions, and reasonable and supportable forecasts. This ASU will be effective for the year ended December 31, 2023. The Company is currently evaluating the effect the adoption of this ASU will have on financial statements.

Other accounting standards that have been issued or proposed by the FASB or other standard-setting bodies are not currently applicable to the Company or are not expected to have a significant impact on the Company’s financial position, results of operations and cash flows.

Subsequent Events - The consolidated financial statements and related disclosures include evaluation of events up through and including December 14, 2022, which is the date the consolidated financial statements were available to be issued.

GK Investment Holdings, LLC

Note 2 - Rental Properties and Assets Held for Sale

Rental properties and depreciable lives (excluding amounts associated with assets held for sale) are summarized as follows:

		(Unaudited)
	Depreciable	June 30,	December 31,
	Life - Years	2022	2021
Land	-	$14,293,698	$15,054,240
Land Improvements	10	2,299,568	2,330,176
Building and improvements	35 - 40	32,030,941	32,030,941
Tenant Improvements	(a)	1,174,565	1,174,555
Construction in Progress	-	-	154,326
Total cost		49,798,771	50,744,238

Accumulated depreciation		6,429,517	5,849,403

Net rental properties		$43,369,254	$44,894,835

(a) Depreciated over the lesser of the lease term or economic life.

Total depreciation charged to operations amounted to $596,482 and $642,831 for the six-month periods ended June 30, 2022 and 2021, respectively.

As of July 1, 2021, management determined that a portion of the LM Development rental property met the appropriate criteria to be classified on the consolidated balance sheet as “held for sale” as management was in discussions with a potential buyer of the property. At that point, depreciation and amortization ceased. Prior to year-end, on December 6, 2021, that portion of the LM Development rental property went under contract. The property was sold on December 23, 2021.

Also, as of July 1, 2021, management determined that two portions of the LM Partners rental property met the appropriate criteria to be classified on the consolidated balance sheet as “held for sale” as management was in active marketing and in discussions with potential buyers of the property. At that point, depreciation and amortization ceased. Subsequent to year end, the three portions of the LM Partners rental property were sold on January 21, 2022 and February 10, 2022, and August 15, 2022, respectively.

GK Investment Holdings, LLC

Note 2 - Rental Properties and Assets Held for Sale (continued)

As of June 30, 2022 and December 31, 2021, assets held for sale and associated liabilities, consisted of the following:

	(Unaudited)
	June 30,	December 31,
	2022	2021
Rental property, net	$-	$2,911,912
Deferred leasing costs - Net	-	169,871
Lease intangibles - Net	-	242

Total assets held for sale	$-	$3,082,025

Notes payable - Net	$-	$6,641,327

Total liabilities associated with assets held for sale	$-	$6,641,327

Note 3 – Deferred Leasing Costs

Deferred leasing costs (excluding amounts associated with assets held for sale) are summarized as Follows:

		(Unaudited)
	Basis of	June 30,	December 31,
	Amortization	2022	2021
Lease commissions	Lease terms	$952,849	$992,431

Accumulated amortization		528,792	534,724

Deferred leasing costs - net		$424,057	$457,707

GK Investment Holdings, LLC

Note 3 – Deferred Leasing Costs (continued)

Total amortization expense charged to operations amounted to $87,460 and $118,399 for the six-month periods ended June 30, 2022 and 2021, respectively.

Future years amortization for Deferred Leasing Costs is as follows:

Years Ending December 31
2022	88,507
2023	165,141
2024	127,933
2025	16,433
2026	15,637
Thereafter	10,406
Total	$424,057

Note 4 - Lease Intangibles

Lease intangible assets (excluding amounts associated with assets held for sale) are summarized as follows:

	(Unaudited)
	June 30,	December 31,
	2022	2021
Above-market leases	$513,704	$513,705
In-place leases	2,293,439	2,416,496
	2,807,143	2,930,201

Accumulated amortization
Above-market leases	274,720	223,350
In-place leases	1,324,191	1,255,315
	1,598,911	1,478,665

Lease intangible assets - net	$1,208,232	$1,451,536

GK Investment Holdings, LLC

Note 4 - Lease Intangibles (continued)

Total amortization expense attributable to above-market leases, which is recorded as a reduction in minimum rent revenue, amounted to $51,370 and $44,670 for the six-month periods ending June 30, 2022 and 2021, respectively. Total amortization expense, attributable to in-place leases amounted to $191,933 and $276,244 for the six-month periods ending June 30, 2022 and 2021, respectively. Such amounts are included in depreciation and amortization on the accompanying statements of operations.

Future amortization for lease intangible assets (excluding amortization associated with assets held for sale) is as follows:

Years Ending December 31	In-place leases	Above-market leases	Total
2022	$184,456	$51,370	$235,826
2023	365,833	102,741	468,574
2024	313,089	84,873	397,962
2025	36,744	-	36,744
2026	35,283	-	35,283
Thereafter	33,843	-	33,843
Total	$969,248	$238,984	$1,208,232

Lease intangible liabilities (excluding amounts associated with assets held for sale) consisted of:

	(Unaudited)
	June 30,	December 31,
	2022	2021
Below-market leases	$1,494,285	$1,760,766

Accumulated accretion	845,899	1,047,366

Lease intangible liabilities - net	$648,386	$713,400

Total accretion expense of below-market leases, reported as an increase in minimum rent revenue, amounted to $65,014 and $194,732 for the six-month periods ending June 30, 2022 and 2021, respectively.

GK Investment Holdings, LLC

Note 4 - Lease Intangibles (continued)

Future accretion income for lease intangible liabilities (excluding accretion associated with assets held for sale) is as follows:

Years Ending December 31	Total
2022	$62,637
2023	124,296
2024	124,296
2025	114,310
2026	113,745
Thereafter	109,102
Total	$648,386

Note 5 – Restricted Cash - Funded Reserves

Funded reserves are as follows:

Lake Mead Partners, LLC (“LM Partners”)

Tenant improvement reserves: These reserves are required as a condition precedent of the Nevada State Bank mortgage loan payable by LM Partners. Upon acquisition, an account was established to fund future leasing commissions and tenant improvements. The funds are released from escrow once approved by the lender. LM Partners is required to fund a monthly amount of $2,648 to this reserve account and the funded reserves have been pledged as additional collateral for the Nevada State Bank mortgage loan.

GK Investment Holdings, LLC:

Bond service reserves: These reserves are required pursuant to the Bond Indenture Agreement, which requires that 7% of the gross bond proceeds be placed into a reserve account held by the bond trustee. The bond service reserve may be used to pay the Company’s bond service obligations and any funds remaining in the bond service reserve on the second anniversary of the first bond closing date (October 17, 2016), will be released to the Company.

On April 30, 2019, the Company terminated the offering and as of such date of termination, is no longer required to maintain the bond service reserve. During 2019, the remaining funds were transferred, and the account was closed.

GK Investment Holdings, LLC

Note 5 – Restricted Cash - Funded Reserves (continued)

Restricted cash - funded reserves consisted of:

	(Unaudited)
	June 30,	December 31,
	2022	2021
Tenant improvement/lease commission reserves	$26,475	$10,590
Bond cash coverage reserve	683,599	683,599
	$710,074	$694,189

Note 6 - Notes Payable

Notes payable consisted of:

Lake Mead Partners, LLC (“LM Partners”)

Nevada State Bank

Concurrent with the acquisition of the rental property, LM Partners entered into a loan agreement with Nevada State Bank in the maximum amount of $30,000,000 of which $29,500,000 (“NP 1”) was funded on the acquisition of the rental property and the unfunded balance of $500,000 (“NP 2”) was funded into the tenant improvement reserve, to be used to fund leasing commissions and tenant improvements approved by the lender. NP 1 and NP 2 are collectively referred herein as (the “Notes”).

NP 1 bears interest at 4.00% per annum and, effective April 2017, is payable in monthly principal and interest payments of $141,914.

NP 2 bears interest at 4.00% per annum and is payable in monthly interest only payments through November 12, 2017 and thereafter, in monthly principal and interest payments of $2,789.

The Notes mature on November 12, 2025, at which time the outstanding principal balance is due. The Notes are secured by the rental property and a $9,325,521 guarantee by GK Development, Inc. The Notes may be entirely prepaid subject to a prepayment penalty equal to 1% of the amount prepaid during the first five years of the term of the loan (i.e., November 12, 2020). Thereafter, the Notes can be prepaid without a prepayment penalty. In addition, the Notes are subject to certain financial covenant measurements. The Company was in compliance with the covenants for the six months ending June 30, 2022 and 2021.

GK Investment Holdings, LLC

Note 6 - Notes Payable (continued)

On May 7, 2020, the lender agreed to defer, but not waive or forgive, all principal payments for the months of April, May, and June 2020 in the total amount of $185,972. During the deferral period, the Company continued to make interest payments on the loan, and the deferred principal continued to accrue interest. In addition, the Company could not make any member distributions until the deferred balance is paid in full, and a debt service coverage ratio of 1.25 to 1.0 is reached. Subsequent to year end, the Company paid back in full the total deferred principal on March 12, 2021.

On January 21, 2022, the Company sold the first portion of rental property and paid down $3,679,210 of NP1 to Nevada State Bank.

On February 10, 2022, the Company sold the second portion of rental property and paid down $2,558,333 of NP1 and paid off $441,667 to extinguish NP2 with Nevada State Bank

Concurrent with the reduction on NP1 with Nevada State Bank, the monthly principal and interest mortgage payments were reduced from $141,914 to $88,387.

Lake Mead Development, LLC (“LM Development”)

Barrington Bank & Trust Co., N.A.

Concurrent with the acquisition of the rental property by LM Development, LM Development entered into a mortgage loan agreement with Barrington Bank & Trust Co., N.A. in the original amount of $2,700,000. The loan bears interest at LIBOR plus a margin of 2.75%, for an effective interest rate of 3.03% per annum at December 31, 2021. Fixed monthly principal payments of $8,014 is required plus interest, through maturity. The loan was previously scheduled to mature on November 12, 2017, however a loan modification agreement was entered into extending the loan to November 12, 2022.

On March 2, 2021, the Company restructured the mortgage loan agreement with the lender and borrowed an additional $1,000,000 in loan proceeds. The company incurred additional debt issuance costs of $16,935 from Barrington Bank & Trust. Net proceeds of $983,035 were received into the LM Development bank account on March 2, 2021. The company incurred an additional $42,788 of additional debt issuance costs to secure this debt. Total additional debt issuance costs incurred were $59,723.

On December 23, 2021, the Company paid down $950,000 from the sale of a portion of the LM Development rental property.

On April 21, 2022, the Company entered into a 3rd Loan Modification Agreement, which extended the maturity to November 12, 2023, with the option to further extend the maturity date to November 12, 2025, upon certain conditions being met. Under the 3rd Loan Modification Agreement, the interest rate was modified to an annual interest rate of SOFR + 2.75%.

GK Investment Holdings, LLC

Note 6 - Notes Payable (continued)

The loan is secured by the rental property and a personal guarantee by a member of GKIH. The loan may be entirely prepaid without a prepayment penalty. In addition, the mortgage loan payable is subject to certain financial covenant measurements. The Company was in compliance with the covenants for the six months ending June 30, 2022 and 2021.

GK Clearwater LA Fitness, LLC (“Clearwater”)

KeyBank

Concurrent with the acquisition of the rental property by Clearwater, Clearwater, along with an affiliated company of the Manager, entered into a loan agreement with KeyBank in the maximum amount of $12,902,000 of which $9,302,142 was used to fund the acquisition of the rental property.

The loan bears interest at the adjusted daily LIBOR plus a margin of 2.25%, as defined. Payments of interest only are due through July 10, 2020, at which time monthly principal payments of $16,393 plus interest were due.

On May 1, 2020, the lender agreed to defer, but not waive or forgive, all interest and principal payments during the period commencing on May 1, 2020 and continuing up to and including July 31, 2020. On December 31, the accrued interest for the deferral period was added to the principal balance of the note.

On December 21, 2021, the Company paid down $2,285,697 of the principal. New monthly principal payments of $22,733 plus interest are due through the maturity date, at which time all unpaid principal and interest is due. The loan was previously scheduled to mature on July 9, 2022, however, a loan amendment was entered into extending the maturity to October 9, 2023. The interest rate was modified to an annual interest rate of SOFR + 2.50%. The loan is secured by the rental property of Clearwater, as well as the rental property acquired by the affiliated company of the Manager, and a limited recourse guarantee of an individual related to the Manager. In addition, the loan is subject to certain financial covenant measurements. The Company was in compliance with the covenants for the six months ending June 30, 2022 and 2021.

GK Clearwater Retail LLC

On December 21, 2021, Clearwater entered into a promissory note agreement with and affiliated company GK Clearwater Retail LLC in the original amount of $2,285,697. The loan bears interest at 9.00%. The note is interest only through maturity of the loan on December 21, 2022.

GK Investment Holdings, LLC

Note 6 - Notes Payable (continued)

Notes payable are summarized as follows:

	(Unaudited)
	June 30,	December 31,
	2022	2021
Nevada State Bank (NP 1)	$16,000,630	$22,474,621
Nevada State Bank (NP 2)	-	441,663
Barrington Bank & Trust Co. N.A.	2,278,748	2,326,832
KeyBank	6,707,685	6,800,412
GK Clearwater Retail, LLC	2,285,697	2,285,697

Total Notes payable, including assets held for sale	27,272,760	34,329,225
Less: Notes payable on assets held for sale	-	(6,679,210)
Total Notes payable	$27,272,760	$27,650,015

		(Unaudited)
	Basis of	June 30,	December 31,
	Amortization	2022	2021
	Straight-line
	over
Debt issuance costs	loan terms	$1,147,640	$1,220,042

Less: Accumulated amortization		863,314	824,319
Debt issuance costs, including assets held for sale - net		284,326	395,723
Less: debt issuance costs on assets held for sale - net		-	37,883
Total debt issuance costs - net		$284,326	$357,840

Notes payable - Net		$26,988,434	$27,292,175

Total amortization expense of debt issuance costs charged to operations amounted to $94,128 and $119,323 for the six-month periods ending June 30, 2022 and 2021, respectively. Such amounts have been included in interest expense on the accompanying consolidated statements of operations. Interest expense for the six-month periods ending June 30, 2022 and 2021 was $590,639 and $627,974, respectively, of which $138,543 and $57,043 was incurred but not paid as of the six-month periods ending June 30, 2022 and 2021, respectively.

GK Investment Holdings, LLC

Note 6 - Notes Payable (continued)

Future minimum principal payments are as follows, excluding notes payable on assets held for sale, are as follows:

Years Ending December 31	Total
2022	$2,676,895
2023	9,229,988
2024	445,723
2025	14,920,154
2026	-
Thereafter	-
Total	$27,272,760

Note 7 – Bonds Payable

The Company had offered 7% unsecured bonds at a purchase price of $1,000 per bond. The bonds, which bear interest at a fixed rate of 7% per annum, will mature on September 30, 2022. The bonds are issued under an Indenture Trust Agreement with UMB Bank as the trustee.

Prepayment penalties for calling the bonds early are as follows: (a) 1.02 times the price to the public ($1,000 per bond) if redeemed on or before September 30, 2019; (b) 1.0015 times the price to the public ($1,000 per bond) if redeemed on or after September 30, 2019 but on or before September 30, 2020; and (b) 1.001 times the price to the public ($1,000 per bond) if redeemed on or after September 30, 2020 but on or before September 30, 2021. See Note 9 for specific amounts payable to GK Development, Inc., a related party, as sponsor of the bonds.

On January 15, 2019, the Company adopted a “Bond Redemption Plan” which consists of 1)  optional bond redemption and 2) death and disability redemption. For both redemption      options, the bondholder must provide written notice and must request redemption of at least  50% of their bond holdings. Once a redemption request has been made, the Company has 120   days to redeem the bonds. In the event of an optional redemption, the price per bond is equal      to $850 plus any accrued but unpaid interest

GK Investment Holdings, LLC

Note 7 – Bonds Payable (continued)

In the event of a death and disability redemption, and if the redemption is being made from the original purchaser of the bonds, the price per bond is equal to the price paid per bond; for all other persons seeking redemption, the price per bond is equal to $1,000. Both redemption options are subject to a redemption period of three calendar months. During the redemption periods, only 3.75% and 1.25% of the aggregate principal amounts of bonds outstanding can be redeemed for the optional redemption and death and disability redemption, respectively. For both redemption options, cash available for the redemptions is limited to available cash flows from operations or proceeds from the sale of assets.

On September 30, 2019, the Company terminated the offering and as of such date of termination, had sold $33,421,000 of bonds. As of June 30, 2022 and December 31, 2021, the Company had redeemed $519,000 of outstanding bonds.

The Indenture Trust Agreement places certain financial covenants on the Company. Beside the Bond cash coverage reserve being met (Note 5 – Restricted Cash – Funded Reserves), the Company must also maintain an Equity-Bond Ratio whereas the property equity values must be at or greater than 70% of the outstanding Bonds payable. The Company was in compliance with the covenants for the six months ending June 30, 2022.

Bonds payable are summarized as follows:

	(Unaudited)
	June 30,	December 31,
	2021	2021
Bonds Payable	$32,902,000	$32,902,000

	Basis of Amortization
	Straight-line
Bond issuance costs	over	$3,182,377	$3,182,377
Bond discount	bond terms	1,031,080	1,031,080
Subtotal		4,213,457	4,213,457

Less: Accumulated amortization		3,814,951	3,307,992
Deferred bond issuance costs - net		398,506	905,465
Bonds payable - net		$32,503,494	$31,996,535

GK Investment Holdings, LLC

Note 7 – Bonds Payable (continued)

Total amortization expense of bond issuance costs and bond discount charged to operations amounted to $506,958 and $506,958 for the six-month periods ending June 30, 2022 and 2021. Such amounts have been included in interest expense on the accompanying consolidated statements of operations. Interest expense for the six-month periods ending June 30, 2022 and 2021 was $1,143,105 and $1,148,786 respectively, of which $94,650 and $97,987 was incurred but not paid as of the six-month periods ending June 30, 2022 and 2021, respectively.

Note 8 - Operating Leases

The rental properties have entered into leases with tenants which are classified as operating leases.

Lease income under operating leases includes fixed minimum consideration and fixed CAM reimbursements which are accrued on a straight-line basis over the terms of the leases. Variable lease income includes consideration based on sales, as well as reimbursements for real estate taxes, utilities, marketing, and certain other items.

	(Unaudited)	(Unaudited)
	June 30,	June 30,
	2022	2021
Fixed lease income	$1,959,684	$2,512,100
Variable lease income	185,210	249,775
Total lease revenues	$2,144,894	$2,761,875

Approximate minimum base rentals to be received under these operating leases (excluding assets held for sale) are as follows:

Years Ending December 31	Total
2022	$1,871,000
2023	3,852,000
2024	3,383,000
2025	1,428,000
2026	868,000
Thereafter	880,000
Total	$12,282,000

Several leases contain provisions for the tenants to pay additional rent to cover a portion of the Property's real estate taxes and defined operating expenses.

GK Investment Holdings, LLC

Note 8 - Operating Leases (continued)

Lake Mead Partners, LLC

As of December 31, 2021, four tenants currently occupy 66.49% of the portion of the retail power center owned by LM Partners, representing approximately 30.74% of the future minimum base rental revenue of the Company under leases expiring on various dates between 2022 and 2026. These same tenants account for 21.91% and 30.91% of the base minimum rents of the Company for the six months ending June 30, 2022 and 2021, respectively.

Lake Mead Development, LLC

As of December 31, 2021, two tenants currently occupy 100.00% of the portion of the power center owned by LM Development, representing approximately 3.96% of the future minimum base rental revenue of the Company under leases expiring on various dates between 2022 and 2026. These same tenants account for 15.95% and 6.72% of the base minimum rents of the Company for the six months ending June 30, 2022 and 2021, respectively.

GK Clearwater LA Fitness, LLC

As of December 31, 2021, one tenant currently occupies 100% of the portion of the retail center owned by Clearwater, representing approximately 43.71% of the future minimum base rental revenue of the Company under a lease expiring in 2025. This same tenant accounts for 32.72% and 28.52% of the base minimum rents of the Company for the six months ending June 30, 2022 and 2021, respectively.

GK Investment Holdings, LLC

Note 9 - Related Party Transactions

The Rental Properties are managed by GK Development, Inc., an affiliate of one of the members of GKIH, under management agreements that provide for property management fees equal to 3% of gross monthly revenue collected for Lake Mead Crossings and 5% of gross monthly revenue collected for Clearwater. In addition to these management services, GK Development, Inc. also provides services relating to the acquisition and disposition of real estate property and tenant leasing.

GK Development, Inc. is responsible for promoting the sale of the bonds and is entitled to receive a fee equal to 1.88% of the $50,000,000 gross bond proceeds received up to $940,000. In addition, GK Development is entitled to receive a reimbursement of organization and offering expenses equal to 0.55% of the $50,000,000 gross bond proceeds received up to $275,000 and a reimbursement of Blue-Sky filing fees equal to 0.15% of the $50,000,000 gross bond proceeds received up to $75,000. In the aggregate, GK Development, Inc. is entitled to receive 2.58% of the gross bond proceeds received.

With respect to related parties, amounts incurred consisted of the following:

	(Unaudited)	(Unaudited)
	June 30,	June 30,
	2022	2021
Management fees (3% or 5% of gross collections)	$91,818	$97,596
Acquisition fees (2% of the purchase price)	-	-
Disposition Fee (2% of the sale price)	158,300	-
Leasing commissions - capitalized	53,810	68,972
Reimbursed expenses	-	-
Bond issuance costs - capitalized	-	-
	$303,928	$166,568

At June 30, 2022 and December 31, 2021, $21,017 and $31,755, respectively, was owed to GK Development, Inc., and is included in other liabilities on the accompanying consolidated balance sheets, related to management fees and reimbursements due to GK Development, Inc.

GK Investment Holdings, LLC

Note 10 – Asset Disposition of Rental Property

On January 21, 2022, the Company, through LM Partners sold the first portion of rental property for $4,215,000, paid closing costs of $344,407 and paid down $3,679,210 of NP1 to Nevada State Bank (see Footnote 6). The Company received net proceeds from this sale of $191,383. The company realized a gain on disposition of this portion of the property of approximately $2,323,329.

The following table summarizes the net sale proceeds received by the Company at the date of disposition:

Gross Proceeds from Sale	$4,215,000
less;
Note payable extinguished	3,679,210
Closing costs associated with the extinguishment of debt	24,640
Closing costs associated with disposal of rental property	313,380
Closing prorations associated with tenant security deposits	-
Closing prorations associated with other tenant amounts	6,387
Net Sale Proceeds from Disposition of Rental Property	$191,383

The following table summarizes the gain the Company recognized on the disposition:

Cash Consideration	$4,215,000
less:
Closing costs associated with the extinguishment of debt	24,640
Closing costs associated with disposal of rental property	313,380
Rental property, Net	1,406,960
Deferred leasing costs, Net	128,386
Lease Intangibles, Net	-
Debt issuance costs, Net	18,305
Gain recognized on Disposition of Rental Property	$2,323,329

GK Investment Holdings, LLC

Note 10 – Asset Disposition of Rental Property (continued)

On February 10, 2022, the Company, through LM Partners sold the second portion of rental property for $3,700,000, paid closing costs of $307,950 and paid down $2,558,333 of NP1 and paid off $441,667 to extinguish NP2 with Nevada State Bank (see Footnote 6). The Company received net proceeds from this sale of $392,050. The company realized a gain on disposition of this portion of the property of approximately $1,849,693.

The following table summarizes the net sale proceeds received by the Company at the date of disposition:

Gross Proceeds from Sale	$3,700,000
less;
Note payable extinguished	3,000,000
Closing costs associated with the extinguishment of debt	9,531
Closing costs associated with disposal of rental property	274,520
Closing prorations associated with tenant security deposits	11,886
Closing prorations associated with other tenant amounts	12,013
Net Sale Proceeds from Disposition of Rental Property	$392,050

The following table summarizes the gain the Company recognized on the disposition:

Cash Consideration	$3,700,000
less:
Closing costs associated with the extinguishment of debt	9,531
Closing costs associated with disposal of rental property	274,520
Rental property, Net	1,504,952
Deferred leasing costs, Net	41,485
Lease Intangibles, Net	241
Debt issuance costs, Net	19,578
Gain recognized on Disposition of Rental Property	$1,849,693

GK Investment Holdings, LLC

Note 10 – Asset Disposition of Rental Property (continued)

On April 6, 2022, the Company, through LM Development contributed a third portion of the rental property with a fair market value of $2,000,000, to an affiliated entity, Lake Mead Self-Storage, LLC for a corresponding equity ownership in Lake Mead Self-Storage valued at $2,000,000. The Company paid no closing costs and did not pay down any debt to Barrington Bank (see Footnote 6). The Company received net proceeds from this contribution of $0. The company realized a gain on disposition of this portion of the property of approximately $1,223,961.

The following table summarizes the net sale proceeds received by the Company at the date of disposition:

Gross Proceeds from Sale	$2,000,000
less;
Note payable extinguished	-
Closing costs associated with the extinguishment of debt	-
Closing costs associated with disposal of rental property	-
Investment in real estate	2,000,000
Closing prorations associated with other tenant amounts	-
Net Sale Proceeds from Disposition of Rental Property	$-

The following table summarizes the gain the Company recognized on the disposition:

Cash Consideration	$2,000,000
less:
Closing costs associated with the extinguishment of debt	-
Closing costs associated with disposal of rental property	-
Rental property, Net	774,783
Deferred leasing costs, Net	-
Lease Intangibles, Net	-
Debt issuance costs, Net	1,256
Gain recognized on Disposition of Rental Property	$1,223,961

The equity investment in Lake Mead Self-Storage, earns a preferred member interest rate of 8% per annum. Preferred Interest income for the six months ended June 30, 2022 is $40,719, all of which is included as interest receivable as of June 30, 2022.

On September 28, 2022, the Company was paid $76,715 of the accrued preferred returned that was earned to date and simultaneously assigned its preferred membership interest in Lake Mead Self-Storage to a related party and received $2,000,000 in consideration.

GK Investment Holdings, LLC

Note 11—Notes receivable

The Company entered into two notes receivable agreements.

The Ridgmar Mall Note (the “Note1”) effective July 30, 2021, in favor of GK Preferred Income II (Ridgmar), LLC and 1551 Kingsbury Partners SPE, LLC (“Kingsbury” and, together with GKPI II, the “Borrowers”). Pursuant to the terms of the Note, the Company initially advanced $3,700,000 to the Borrowers for a term of three (3) months, maturing on October 31, 2021. The Note is collateralized by a senior secured participatory mortgage loan on the rental property, Ridgmar Mall. On October 15, 2021, the Borrowers paid $200,000 of the principal balance of the Note and simultaneously extended the maturity of the Note until November 30, 2021. On December 1, 2021, the Borrowers paid $2,500,000 of the principal balance leaving a remaining unpaid principal of $1,000,000 and extended the maturity of the Note until December 31, 2021.

Note1 bore interest at 20% per annum, payable 12% monthly and 8% deferred and due upon maturity of the Note. On January 1, 2022, the Company increased the outstanding principal balance of Note1 by $100,000 and further extended the maturity of Note1 until September 30, 2022. The interest rate was reduced to 8% per annum, with principal being repaid based on a 25-year amortization rate. The Company received $6,020 in principal reduction payments from the Borrowers during the six months ended June 30, 2022.

Interest income for the six months ended June 30, 2022 is $44,128, which includes $7,293 of interest receivable as of June 30, 2022. The total interest receivable as of June 30, 2022 is $114,049 and is comprised of $7,293 of current interest and $106,756 of deferred interest that was earned but unpaid in 2021.

On September 28, 2022, the Borrowers paid $390,610 of the principal balance of the Note1 along with $106,756 of deferred interest and simultaneously extended the maturity of Note1 until December 31, 2023.

The Lake Mead Self-Storage Note (the “Note2”) was entered into effective April 6, 2022, in favor of Lake Mead Self-Storage, ( the “Borrower”). Pursuant to the terms of the unsecured Note2, the Company initially advanced $254,393 to the Borrower for a term of approximately three years and five months, maturing on September 30, 2025. The Borrower can draw up to $1,950,000 in total loan proceeds during the term. The Borrower drew another $1,503,557 for total amount drawn and due to the Company of $1,757,950 as of June 30, 2022.

Note2 bore interest at 8% per annum, payable 8% deferred and due upon a principal paydown or maturity of the Note. Interest income for the six months ended June 30, 2022 is $22,848, all of which is included as interest receivable as of June 30, 2022.

On September 28, 2022, the Company received $291,022 of the principal balance as a reduction of Note2 along with $45,416 of deferred accrued interest, which resulted in an ending balance due to the Company of $1,652,118. Lake Mead Self-Storage then assigned its obligation to the Company to a related party.

GK Investment Holdings, LLC

Note 12 – Subsequent Events

On August 15, 2022, the Company, through LM Development entered into a Purchase and Sale Agreement to sell a fourth portion of the rental property. On September 28, 2022, the Company sold this rental property for $2,500,000, paid closing costs of $200,000, contributed to a post-closing escrow of $250,000, and paid down $400,000 with Barrington Bank and Trust N.A (see Footnote 6). The Company received net proceeds from this sale of approximately $1,650,000. The Company realized a gain on disposition of this portion of the Property of approximately $2,000,000.

On September 14, 2022, the Company, through Clearwater, entered into an amended loan agreement with GK Clearwater Retail, extending the maturity of the loan to December 31 ,2023.

On September 15, 2022, the Company entered into an Exchange Offer and Consent solicitation and vote with the current bond holders in order to extend the maturity date of the Bonds. The Company needed a participation rate of at least 75% and achieved 80% participation in Exchange offering. The Company issued a new bond series dated October 1, 2022 at an interest rate of 7.5% to those participating in the Exchange. The new bonds will have a maturity date of September 30, 2025.

The remaining 20% of bond holders who did not participate were redeemed on September 30, 2022. The funds for the redemption were generated from available cash flow from i) a principal reduction and deferred interest paid on the Ridgmar note, and ii) available cash flow from the rental properties from sales as discussed above and from operating cash flow.

On September 28, 2022, the Ridgmar Borrowers paid $390,610 of the principal balance of the Note along with $106,756 of deferred interest and simultaneously extended the maturity of the Note until December 31, 2023.

The consolidated financial statements and related disclosures include evaluation of events up through and including December 14, 2022, which is the date the consolidated financial statements were available to be issued.

Item 4.   Exhibits

Exhibit Number	Exhibit Description

(2)(a)	Certificate of Formation of the Company, incorporated by reference to Exhibit (2)(a) to the Company’s Offering Statement on Form 1-A filed on December 23, 2015.

(2)(b)	Limited Liability Company Agreement of the Company, incorporated by reference to Exhibit (2)(b) to the Company’s First Pre-Qualification Amendment to its Offering Statement on Form 1-A filed on February 18, 2016.

(3)(a)	Indenture between our company and the trustee, incorporated by reference to Exhibit 6.1 to the Company’s Current Report on Form 1-U filed on October 6, 2016.

(3)(b)	First Supplemental Indenture between our company and the trustee, incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 1-U filed on November 22, 2016.

(3)(c)	Form of Unsecured Bond, incorporated by reference to Exhibit (3)(b) to the Company’s Fourth Pre-Qualification Amendment to its Offering Statement on Form 1-A filed on September 22, 2016.

3.1	Second Supplemental Indenture between GK Investment Holdings, LLC and UMB Bank, N.A., as trustee, dated as of September 7, 2022, incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 1-U filed on October 3, 2022.

3.2	Form of 7%/7.5% Series B Senior Unsecured Bond due September 30, 2025, incorporated by reference to Exhibit 3.2 to the Company’s Current Report on Form 1-U filed on October 3, 2022.

(4)	Subscription Agreement, incorporated by reference to Exhibit (4) to the Company’s Second Pre-Qualification Amendment to its Offering Statement on Form 1-A filed on May 5, 2016.

(6)(a)	Promissory Note by GK Preferred Income II (Ridgmar) SPE, LLC and 1551 Kingsbury Partners SPE, LLC, as Borrowers, in favor of GK Investment Property Holdings II, LLC, as Lender, dated as of July 30, 2021, incorporated by reference to Exhibit 6(e) of the Company’s Form 1-SA filed on September 28, 2021.

(6)(b)	Deed of Trust, Assignment of Leases and Rents and Security Agreement by and among GK Preferred Income II (Ridgmar) SPE, LLC and 1551 Kingsbury Partners SPE, LLC, as Trustors, and Rebecca S. Conrad, as Trustee, for the benefit of GK Investment Property Holdings II, LLC, as Beneficiary, dated as of August 16, 2021, incorporated by reference to Exhibit 6(f) of the Company’s Form 1-SA filed on September 28, 2021.

(6)(c)	Intercreditor Agreement by and among GK Investment Holdings, LLC, GK Investment Property Holdings II, LLC and GK Secured Income V, LLC, dated as of July 30, 2021, incorporated by reference to Exhibit 6(g) of the Company’s Form 1-SA filed on September 28, 2021.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GK Investment Holdings, LLC, a Delaware limited liability company

By:	GK Development, Inc., d/b/a GK Real Estate
an Illinois corporation, Manager

By:	/s/ Garo Kholamian
Name:	Garo Kholamian
Its:	Sole Director
Date:	January 11, 2023

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

By:	/s/ Garo Kholamian
Name:	Garo Kholamian
Its:	President of our manager (Principal Executive Officer)
Date:	January 11, 2023

By:	/s/ Steven P Higdon
Name:	Steven P. Higdon
Its:	Principal – Development of our manager
(Principal Financial Officer and Principal Accounting Officer)
Date:	January 11, 2023